FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:   Completion of OGS Integration dated 19 November 2003

19th November 2003

CELLTECH GROUP PLC

CELLTECH ANNOUNCES COMPLETION OF OGS INTEGRATION PROCESS

Celltech Group plc (LSE: CCH; NYSE: CLL) announced today that it has completed its integration of Oxford GlycoSciences (OGS), which was acquired in May 2003. This acquisition has provided Celltech with substantial assets, including six novel oncology research programmes supported by around 40 high quality scientists, a royalty stream from the marketed product Zavesca(R), and a Phase I development programme, CDP 923, for the treatment of certain inherited storage disorders. The acquisition has met Celltech's goal of being both cash and earnings neutral.

As part of its integration activities, Celltech has undertaken an extensive marketing process for the proteomics contract service business. Whilst there were many expressions of interest in this business, no formal offers were received. Consequently, Celltech has recently initiated the closure of this business. The cost of closure will be fully funded from the remaining cash reserves of OGS' wholly owned subsidiary Confirmant Limited, and will be reflected as an adjustment to the fair value of assets acquired in the second half financial results with no impact on Celltech's earnings.

Contacts:

Peter Allen                    Deputy CEO and CFO                                       (44) (0) 1753 534655
Richard Bungay             Director of Corporate Communications

Jon Coles                       Brunswick                                                          (44) (0) 207 404 5959
Wendel Carson              Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline, funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 November, 2003